February 8, 2021

Ms. SiSi Cheng
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E
Washington, D.C. 20549

Re: RAVEN INDUSTRIES INC
Form 10-K For the Year Ended December 31, 2019 Filed March 26, 2020
Form 8-K Filed November 24, 2020
File No. 001-07982

Dear Ms. SiSi Cheng

This letter is a response on behalf of Raven Industries, Inc. (the Company) to your follow-up comment letter to the undersigned dated February 3, 2021 with respects to the filings listed above. Please note that while your letter indicated that it was related to the Company’s Form 10-K for the year ended December 31, 2019, our fiscal year ends on January 31.

To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Form 8-K Filed November 24, 2020

Exhibit 99.1

1. We note your discussion of free cash flow on the first page of your earnings release. Please revise your disclosure to also discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, please provide a reconciliation of free cash flow to the most directly comparable GAAP measure, cash provided by operating activities.

Going forward, the Company will update our title of the non-GAAP measure “free cash flow” to be “adjusted free cash flow” to avoid any potential confusion. Thank you for your consideration of our responses to the comment letter. Please contact me at (605) 335-2750 if you have any questions or further comments.

Sincerely,

/s/ Steven E. Brazones
Steven E. Brazones
Vice President and Chief Financial Officer